Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: May 13, 2008

News Releases

May 13, 2008

Posting on Website Regarding Hostile Takeover Bid

Link to letter

Vancouver, British Columbia – May 13, 2008 – Frontier Pacific Mining Corporation (TSX-V: FRP) (“Frontier Pacific”) has posted on its website at www.frontierpacific.com copies of correspondence it has received relating to Eldorado Gold Corporation’s activities in Greece in connection with its hostile takeover bid to acquire all of Frontier Pacific’s outstanding common shares.

The correspondence posted on the Frontier Pacific website is a letter, in Greek together with its English translation, submitted by Eldorado to regional officials in Greece, including both the mayor of the City of Alexandroupolis and the Prefect of the District of Evros, where the Perama Hill project is located, seeking immediate meetings with those officials and promoting itself and its plans following its assumed completion of the acquisition of Frontier Pacific.

The letters were dated April 21, 2008, the date Eldorado announced its offer for Frontier Pacific.

The letters, as well as Eldorado’s unsolicited approaches to Frontier Pacific personnel in Greece, represent an inappropriate and presumptuous intrusion in Frontier Pacific’s affairs. Such actions jeopardize the years of carefully planned community and government relations activities undertaken by Frontier Pacific. These aggressive tactics also contradict Eldorado’s stated desire to proceed on the basis of a consensual transaction.

Frontier Pacific will formally request Eldorado to cease contacting government officials and Frontier Pacific personnel in Greece and advise Eldorado that it will seek a remedy if any damages are caused by those activities.

The Special Committee of Frontier Pacific’s directors continues to evaluate the terms of the Eldorado offer set out in its circular dated May 9, 2008 and to seek alternatives to that offer. The board of directors will advise Frontier Pacific shareholders of its recommendation in connection with the offer on or before May 26, 2008. In the meantime, Frontier Pacific shareholders are urged NOT TO TAKE ANY ACTION in relation to the Eldorado offer.

Victor Bradley

Chairman of the Special Committee of the Board of Directors

For further information and/or questions please contact:

THOMAS WEISEL PARTNERS Attention: John Jentz 70 York St., 10th Floor Toronto, ON M5J 1S9 Direct +1.416.815.1549 Fax +1.416.815.1808 Email jjentz@tweisel.com	GEORGESON 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1 North American Toll Free: +1.866.374.9879

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

This news release may contain forward-looking statements that are based on Frontier Pacific expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.